

Mail Stop 7010

June 22, 2006

Mr. John A. Lombardi
Senior Vice President and Chief Financial Officer
Rent-Way, Inc.
One Rentway Place
Erie, PA 16505

> **RE: Form 10-K for the fiscal year ended September 30, 2005**
> **Forms 10-Q for the quarters ended December 31, 2005 and March 31, 2006**
> **File No. 0-22026**

Dear Mr. Lombardi:

We have reviewed your response and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2005

Item 8 – Financial Statements, page 28

Consolidated Statements of Cash Flows, page 36

1. We have reviewed your response to prior comment 5. Given that you had net cash provided by operating activities of $8,879 for the year ended September 30, 2005, it appears that the reclassification of the payment on your class action lawsuit note payable from a financing activity to an operating activity is material, and therefore would require that you restate your financial statements. If you do not believe that restatement is required, please provide us with your SAB Topic 1:M analysis with regard to whether this change materially impacted your historical financial statements. If you conclude that restatement is required, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.

2. If you conclude that restatement is required, please tell us when you will file your restated Form 10-K. We remind you that when you file your restated Form 10-K you should appropriately address the following:

   - an explanatory paragraph in the reissued audit opinion,
   - full compliance with APB 20, paragraphs 36 and 37,
   - fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data,
   - updated Item 9A. disclosures should include the following:
     o a discussion of the restatement and the facts and circumstances surrounding it,
     o how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,
     o changes to internal controls over financial reporting, and
     o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
     Refer to Items 307 and 308(c) of Regulation S-K.
   - updated reports from management and your independent auditors regarding your internal controls over financial reporting.
   - updated certifications.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,

Rufus Decker
Accounting Branch Chief